Colorado Goldfields Inc.

7986 South Datura Circle West, Littleton, CO  80120-4436

Voice: (303) 683-3338     Fax: (303) 484-2935

www.Cologold.com

CORRESP

June 9, 2014

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

George Schuler, Mining Engineer

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Colorado Goldfields Inc.

Form 10-K for Fiscal Year Ended August 31, 2013

Filed December 16, 2013

File No. 000-51718

Dear Mr. Reynolds:

We received your comment letter of May 27, 2014 in which you requested additional information, or a statement of when we will provide the requested response.

As discussed with Mr. Schuler, we are requesting an additional 10 business days to respond due to time constraints associated with our current funding transaction, very limited manpower, and health concerns of a key management team member.  As a result, we will submit our response letter by June 23, 2014.

Please do not hesitate to contact us if you have any further questions or comments.

Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice

/s/ C. Stephen Guyer

Lee R. Rice, President

C. Stephen Guyer, CFO

1